(a Development Stage Company)

Consolidated Financial Statements

Third Quarter Ended June 30, 2011

(expressed in Canadian dollars)

Management's Responsibility For Financial Reporting

The accompanying unaudited interim financial statements of Zodiac Exploration Inc. (the "Company") have been prepared by and are the responsibility of the management of the Company.  The financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management's best estimates and judgment based on currently available information.

The Audit Committee of the Board of Directors meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company's independent auditors, PricewaterhouseCoopers LLP, who are appointed by the shareholders, conducted a review engagement in accordance with Canadian generally accepted auditing standards.

Management has developed and maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded, transactions are authorized and financial information is accurate and reliable.

(Signed)  “Murray Rodgers”

(Signed) “Randy Neely”

President and Chief Executive Officer

Chief Financial Officer

August 12, 2011

Calgary, Alberta

Zodiac Exploration Inc.
(a Development Stage Company)

Consolidated Balance Sheet

As at June 30, 2011 and September 30, 2010

(Unaudited - expressed in Canadian dollars)

	Note	June 30, 2011	September 30, 2010
Assets
Current Assets
Cash		$ 54,860,244	$ 58,445,410
Accounts receivable		921,447	62,622
Prepaid expenditures		208,805	537,553
		55,990,496	59,045,585

Investment in KOS Energy Ltd.		25,000	25,000
Property, plant and equipment	5.	52,017,248	21,071,687
		$ 108,032,744	$ 80,142,272

Liabilities
Current Liabilities
Accounts payable and accrued liabilities		$ 5,957,562	$ 2,133,169
		5,957,562	2,133,169

Asset retirement obligation	6.	397,788	206,045
		6,355,350	2,339,214
Shareholders' Equity
Share capital	8.	114,423,746	74,741,933
Warrants	8.	2,832,569	6,546,828
Contributed surplus		2,585,385	1,122,919
Deficit		(18,164,306)	(4,608,622)
		101,677,394	77,803,058
		$ 108,032,744	$ 80,142,272
Nature of operations	1.
Commitments	11.

The accompanying notes are an integral part of these financial statements.

Zodiac Exploration Inc.
(a Development Stage Company)

Consolidated Statement of Loss and Deficit

For the three and nine months ended June 30, 2011 and 2010

(Unaudited - expressed in Canadian dollars)

	Three months ended		Nine months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Revenue
Interest income	$ 29,291	$ 5,202	$ 114,814	$ 6,666
	29,291	5,202	114,814	6,666
Expenses
General and administrative	1,020,963	795,703	2,852,487	1,701,126
Foreign exchange loss(gain)	(74,389)	(368,495)	1,042,919	(239,035)
Stock based compensation	904,561	449,027	1,271,991	573,616
Writedown of KOS investment	-	25,000	-	25,000
Impairment of oil & gas properties	-	-	8,471,858	-
Depreciation and accretion	11,153	10,981	31,243	27,314
	1,862,288	912,216	13,670,498	2,088,021
Net loss	(1,832,997)	(907,014)	(13,555,684)	(2,081,355)
Deficit - beginning of period	$(16,331,309)	$ (2,551,214)	$ (4,608,622)	$ (1,376,873)
Deficit, end of period	$(18,164,306)	$ (3,458,228)	$(18,164,306)	$ (3,458,228)

Earnings Per Share:

Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.04)	$ (0.02)

Weighted average shares outstanding

                          335,491,316     166,020,793       324,931,023      121,116,046

The accompanying notes are an integral part of these financial statements.

Zodiac Exploration Inc.
(a Development Stage Company)

Consolidated Statement of Cash Flows

For the three and nine months ended June 30, 2011 and 2010

	Three months ended		Nine months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the period	$ (1,832,997)	$ (907,014)	$ (13,555,684)	$ (2,081,354)
Depreciation and amortization	11,153	10,981	31,243	27,314
Stock based compensation	904,561	449,027	1,271,991	573,616
Asset impairment charges	-	25,000	-	25,000
Impairment on assets	-	-	8,471,858	-
Unrealized foreign currency exchange (gains) losses	1,551,775	(386,917)	2,616,183	(295,235)
Change in accounts receivable	41,953	117,700	32,527	28,715
Change in prepaids	35,037	(30,147)	70,428	(93,296)
Change in accounts payable and accrued liabilities	365,971	(215,211)	205,216	(60,120)
TOTAL CASH FLOWS FROM OPERATING ACTIVITIES	1,077,453	(936,581)	(856,238)	(1,875,360)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(10,486,801)	(1,811,040)	(36,238,570)	(4,540,816)
Change in non-cash working capital	1,582,929	(445,027)	2,083,593	(777,425)
Proceeds from sale of property and equipment	-	-	-	159,300
NET CASH USED BY INVESTING ACTIVITIES	(8,903,872)	(2,256,067)	(34,154,977)	(5,158,941)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	33,479,342	4,872,010	34,046,967	15,052,527
Proceeds from issuance of warrants	-	584,950	-	1,296,397
NET CASH USED BY FINANCING ACTIVITIES	33,479,342	5,456,960	34,046,967	16,348,924
OTHER ACTIVITIES:
Effect of exchange rate on cash and cash equivalents	(1,556,510)	386,917	(2,620,918)	295,235
NET CASH USED BY OTHER ACTIVITIES	(1,556,510)	386,917	(2,620,918)	295,235
Net cash increase (decreases) in cash and cash equivalents	24,096,413	2,651,229	(3,585,166)	9,609,858
Cash and cash equivalents at beginning of period	30,763,831	10,828,570	58,445,410	3,869,941
Cash and cash equivalents at end of period	$ 54,860,244	$ 13,479,799	$ 54,860,244	$ 13,479,799

Supplemental data:

Interest received	29,291	5,202	114,814	6,666

The accompanying notes are an integral part of these financial statements.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three and nine months ended June 30, 2011 and 2010

(Unaudited - expressed in Canadian dollars)

1. Nature of operations

Zodiac Exploration Inc. (“Zodiac” or “the Company”) was formed as a result of the Reverse Takeover (“RTO”) as structured under a Plan of Arrangement completed on September 28, 2010, in which Peninsula Resources Ltd. (“Peninsula”) acquired all of the outstanding shares of Zodiac Exploration Corp. in a share for share exchange (the “Transaction”) (note 4).  The Transaction entailed the amalgamation of Zodiac Exploration Corp. with 1543081 Alberta Ltd. (subsequently named Zodiac Exploration Corp.), a wholly-owned subsidiary of Peninsula.  Upon completion of the Transaction, Peninsula changed its name to Zodiac Exploration Inc.  For financial reporting purposes, the Transaction was accounted for as a RTO that did not constitute a business combination, with Zodiac Exploration Corp. identified as the RTO acquirer and Peninsula the reverse takeover acquiree.  These consolidated financial statements are those of Zodiac with the RTO accounted for as a capital transaction. The comparative information presented, including all information presented prior to September 28, 2010, is that of Zodiac Exploration Corp. as it has been deemed the continuing entity post-RTO. During the nine month fiscal year ended September 30, 2010 the Company was primarily focused on preparing for, and raising capital to fund, its planned exploration and development program in California. To date, the Company has had only incidental oil and gas revenues included as an offset to capital expenditures and is still considered to be in the development stage as defined by the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 11.

The Company has consolidated in its accounts the accounts of: Zodiac Exploration Corp.; Peninsula Resources (Barbados) Limited; and Zodiac USA Corp. (“Zodiac USA”), including Zodiac Kentucky LLC (“Zodiac Kentucky”) and Zodiac Energy LLC (“Zodiac Energy”).  Peninsula Resources (Barbados) Limited was established by Peninsula Resources Ltd. prior to the RTO and is inactive.  Zodiac Exploration Corp. (formerly 1543081 Alberta Ltd.) was the amalgamation vehicle for the RTO.  Zodiac Kentucky and Zodiac Energy were established to carry on oil and gas exploration and development activities in the states of Kentucky and California, respectively. Both Zodiac Kentucky and Zodiac Energy are limited liability corporations, established under the laws of the state of Nevada, wholly-owned by Zodiac USA to act as operating companies.  Zodiac Kentucky LLC is inactive.

At June 30, 2011, the Company has not yet achieved profitable operations, has accumulated a deficit of $18,164,306 (September 30, 2010 - $4,608,622) since its inception, and expects to incur further losses in the development of its business, which is typical of an oil and gas exploration company in the early stages of development.  As at June 30, 2011, the Company’s cash balance was $54,860,244 (September 30, 2010 - $58,445,410) primarily resulting from financings completed in the nine month period ended September 30, 2010 and in the three months ended June 30, 2011.  These available funds are expected to be adequate to fund the Company’s planned 2011 capital expenditures.

2. Significant accounting policies

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), using the same accounting policies and methods used for the audited consolidated financial statements for the nine month period ended September 30, 2010.  They do not include all of the disclosures required by Canadian GAAP, and should be read in conjunction with the most recent audited consolidated financial statements of the Company.

The results of operations for the three and nine months ended June 30, 2011 are not necessarily indicative of those expected for the entire year ending September 30, 2011.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three and nine months ended June 30, 2011 and 2010

(Unaudited - expressed in Canadian dollars)

3. Future accounting and reporting changes

The Company successfully completed efforts to raise additional equity capital in conjunction with the plan to combine with Peninsula (note 4).  Post RTO, U.S. based investors form a substantial minority of the Company’s shareholder base.  Should trading of the Company’s shares shift the balance to majority ownership by U.S. investors, it is anticipated, given the Company’s focus on the properties located in California, that the Company will eventually become a Domestic Issuer from a Securities Exchange Commission ("SEC") perspective.  As a result, the Company would then be obligated to prepare and file U.S. GAAP based financial statements and regulatory filings to comply with U.S. regulations and the Company could avail itself of the option to use its U.S. GAAP statements for all financial disclosure requirements both in Canada and the U.S.  Alternatively, should shareholdings shift towards a greater allocation to Canadian and international investors or stay static, International Financial Reporting Standards (“IFRS”) would need to be adopted for the fiscal year beginning October 1, 2011.  In order to eliminate the uncertainty regarding an inevitable accounting conversion, to either IFRS or U.S. GAAP, the Company filed a form 40-F registration statement with the SEC during the quarter ended June 30, 2011.  The Company intends to list its securities on a U.S. exchange and file U.S. GAAP statements with the SEC within the next 12 months.  Further the Company intends to avail itself of the option to use its U.S. GAAP statements for all financial disclosure requirements both in Canada and the U.S. beginning in fiscal 2012.  The Company has determined that a conversion to U.S. GAAP will have an insignificant impact on its financial statements.

4. Reverse Takeover

On August 19, 2010, Zodiac Exploration Corp. entered into an Arrangement Agreement with Peninsula, and a wholly-owned subsidiary of Peninsula named 1543081 Alberta Ltd., to effect a reverse takeover transaction.  Under the Agreement, Zodiac Exploration Corp. amalgamated with 1543081 Alberta Ltd (the continuing corporate entity post-amalgamation was named Zodiac Exploration Corp.); Peninsula (the parent company) was renamed Zodiac Exploration Inc.  This transaction was successfully completed on September 28, 2010 (“the Closing Date”) with the shares of the Company subsequently listed on the TSX-Venture Exchange.  As a result of the transaction mechanics as of the Closing Date, the shareholders of Zodiac Exploration Corp. held 308,721,985 post-consolidation shares (97.21%) of the Company, and the shareholders of Peninsula held 8,861,626 post-consolidation shares (2.79%).

Immediately prior to the reverse takeover the book value of Peninsula’s net assets was as follows:

Cash	197,600
Prepaid Expenses	1,151
Accounts receivable	24,275
Accounts payables and accrued liabilities	(1,172)
Book value of net assets	221,854

Although Peninsula was the legal acquirer of Zodiac, as the shareholders of Zodiac Exploration Corp. held approximately 97.2% of the Company post RTO, Zodiac Exploration Corp. was treated as the acquirer under Canadian GAAP.  Consequently Zodiac Exploration Inc. was deemed a continuation of Zodiac Exploration Corp. and the book value of Peninsula’s net assets was accounted for as an increase in share capital of $221,854 as Peninsula was deemed not to meet the definition of a business under GAAP (necessitating treatment as a capital transaction).  RTO transaction costs, to the extent of cash received from Peninsula, were charged to share capital in the amount of $197,600, resulting in a net increase to share capital of $16,442 and warrants of 7,812 (note 8b, 8c).

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three and nine months ended June 30, 2011 and 2010

(Unaudited - expressed in Canadian dollars)

5. Property and equipment

	June 30, 2011
	Cost $	Accumulated depletion & depreciation $	Net book value $
Oil and gas properties	51,953,359	-	51,953,359
Other	131,950	(68,061)	63,889
	52,085,309	(68,061)	52,017,248

	September 30, 2010
	Cost $	Accumulated depletion & depreciation $	Net book value $
Oil and gas properties	21,007,533	-	21,007,533
Other	113,326	(49,172)	64,154
	21,120,859	(49,172)	21,071,687

On January 31, 2011, Zodiac acquired, through farm-in, a 75% working interest in approximately 21,500 acres located in Kings and Kern Counties in California for total proceeds of US$8,421,706. The transaction included the payment of US$5,614,471 in cash, the issuance of  2,700,018 shares with a deemed value of US$1,871,490 and provision of a work credit in respect of future cash calls made by Zodiac of US$935,745.  In addition, Zodiac is required to pay approximately 92% of the costs to drill two wells to evaluate the Monterey and Kreyenhagen formations within this area.

During the three and nine months ended June 30, 2011, the Company capitalized $444,017 and $1,048,861 (June 30, 2010 - $273,551 and $799,657) of general and administrative expenditures and stock-based compensation costs directly attributable to employees and consultants directly engaged in exploration activities.

At June 30, 2011, the balance of the oil and gas properties related to unproven properties, and the Company has not commenced principal operations; accordingly there has been no depletion or depreciation recorded against the oil and gas properties.

During the nine months ended June 30, 2011, the Company had minimal activities in the Windsor Basin in Nova Scotia.

In the prior quarter ended March 31, 2011 the Company recognized a full impairment charge of $8,471,858 on its Nova Scotia assets.  In determining the impairment charge for these assets, the Company considered (among others) the following factors: intent to drill by the operator of the Windsor Basin project; remaining lease term; geological and geophysical evaluations; and drilling results.  Given that the Operator was no longer allocating meaningful resources to continued evaluation, the lack of proved reserves attributable to the property and no success to date in finding a joint venture partner to fund a drilling program, the Company deemed a full impairment charge in the period was both reasonable and warranted.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three and nine months ended June 30, 2011 and 2010

(Unaudited - expressed in Canadian dollars)

6. Asset Retirement Obligation

As at June 30, 2011, the Company has estimated the net present value of its total ARO to be $397,788 based upon a total future undiscounted liability of $1,171,840, where the liability settlement period has been estimated to occur over 9 to 25 years.  The Company calculated the net present value of ARO using a discount rate of 8% and an inflation rate of 2% to 3%.

	June 30, 2011 $	September 30, 2010 $
Balance, beginning of period	206,045	206,045
Liabilities incurred	179,380	-
Accretion expense	12,363	-
Revision to ARO inputs	-	-
Balance, end of period	397,788	206,045

7. Future Income Taxes

a)

The significant components of the Company's future tax assets and liabilities are as follows:

	June 30, 2011 $	September 30, 2010 $
Property and equipment	2,389,641	(72,150)
Non-capital loss carryforward	2,505,626	1,275,801
Share issuance costs	752,183	929,943
Asset retirement obligation	59,753	59,753
Valuation allowance	(5,707,203)	(2,193,347)
	-	-

b)

The Company has estimated tax pools totaling $71,271,905 as follows:

	Rate of claim	June 30, 2011 $
U.S. tax pools	100%	49,290,501
Canadian tax pools	Various	21,981,404
	-	71,271,905

8. Share Capital
a) Authorized

Unlimited number of common shares with voting rights.
Unlimited number of preferred shares, issuable in series.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three and nine months ended June 30, 2011 and 2010

(Unaudited - expressed in Canadian dollars)

8. Share Capital (Continued)

b) Issued

	Number of Common Shares	Amount $
Outstanding, December 31, 2009	83,302,515	12,912,111
Common shares issued (i)	29,000,000	5,175,500
Common shares issued through private placement (ii)	54,190,127	9,915,354
Common shares issued upon exercise of stock options	72,503	25,001
Contributed surplus effect on exercise of options	-	6,216
Common shares issued (iii)	142,156,840	49,999,992
Share issue costs (ii, iii)	-	(3,308,683)
Shares held by Peninsula shareholders pursuant to the RTO (iv)	8,861,626	16,442
Outstanding, September 30, 2010	317,583,611	74,741,933
Common shares issued to acquire property (note 5)	2,700,018	1,890,013
Common shares issued upon exercise of options and warrants (v)	38,965,112	34,046,970
Equity effect on exercise of options and warrants	-	3,744,830
Outstanding, June 30, 2011	359,248,741	114,423,746

(i)

On January 7, 2010, the Company issued 29,000,000 common shares ($0.179 per share) for total gross cash proceeds of $5,175,500.

(ii)

During the fiscal year ended September 30, 2010, the Company issued 54,190,127 Units, respectively, of the Company for total gross proceeds of $11,211,750 ($0.207/Unit).  Each Unit consisted of one common share and one half of one share purchase warrant with an exercise price of $0.414/share (note 8(c)(ii)). The Company incurred $28,326 in share issue costs related to the placement, which were recorded as a charge against capital raised.

(iii)

On September 2, 2010, the Company issued 142,156,840 common shares ($0.352 per share) for total gross cash proceeds of $49,999,992.  The Company incurred $3,280,357 in share issue costs related to the placement, which were recorded as a charge against capital raised.

(iv)

Pursuant to the reverse takeover transaction that occurred on September 28, 2010 (note 4), all existing Zodiac Exploration Corp. shares were exchanged on a 1:1.45 ratio for Zodiac Exploration Inc. shares.  At the time of the RTO, Peninsula shareholders held 8,861,626 shares and another 4,800,000 share purchase warrants exercisable at $0.125/share of the Company.

(v)

During the quarter ended June 30, 2011, the Company received a notice of exercise in respect of 31,175,000 of its outstanding warrants.  Each warrant was exercised at an exercise price of approximately $1.034 per warrant and entitled the holder thereof to acquire 1.0 common share of Zodiac for each warrant held.  The Company received total proceeds of $32,250,000 upon the exercise of these warrants.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three and nine months ended June 30, 2011 and 2010

(Unaudited - expressed in Canadian dollars)

8. Share Capital (Continued)

c) Warrants
	Outstanding September 30, 2010 (i)	Exercised	Outstanding June 30, 2011	Weighted Average Exercise Price $	Deemed Value $
Warrants issued on private placement	45,675,000	(31,175,000)	14,500,000	1.034	1,664,324
Warrants issued on private placement (ii)	27,095,068	(2,649,362)	24,445,706	0.414	1,168,245
Peninsula Warrants pursuant to RTO (iii)	4,800,000	(4,800,000)	-	0.125	-
Ending	77,570,068	(38,624,362)	38,945,706	0.645	2,832,569

(i)

Zodiac Exploration Corp. warrant and option holders will continue to hold the original equity instruments until exercise, expiry, cancellation or forfeiture.  Upon exercise the warrants/options will be exchanged at the 1:1.45 ratio for Zodiac Exploration Inc. shares, with the corresponding ratio applied to the exercise price.  The figures shown in note 8(c) are shown on a post-conversion basis (i.e. original issue x 1.45 (as applicable)).

(ii)

In conjunction with the units issued, noted in note 8(b)(ii), the Company issued 27,095,068 common share purchase warrants during the fiscal year ended September 30, 2010.  Each whole warrant has an exercise price of $0.414/share and expires 5 years after the grant date. As of June 30, 2011, there are 24,445,706 common share purchase warrants outstanding.

The fair values of the warrants issued were estimated as at the grant date using the Black-Scholes option pricing model.  The weighted average assumptions used in the calculations are noted below:

2010
Risk-free interest rate	1.95%
Expected life	3.1 years
Expected volatility	71.3%
Fair value per whole warrant	$0.048

The remaining fair value of the warrants issued is $1,168,245 (September 30, 2010 - $1,296,397), which was allocated from the gross proceeds received on the private placement.

(iii)

As of June 30, 2011 all common share purchase warrants outstanding that had previously been issued by Peninsula (the “Peninsula Warrants”) have been exercised. Each warrant had an exercise price of $0.125/share and expired April 20, 2011.

The valuation assigned to the Peninsula Warrants was determined using the original value proportion attributed to the warrants from the original equity raise, using the Black-Scholes option pricing model.  The assumptions used in the calculation were as noted below:

2010
Risk-free interest rate	1.62%
Expected life	1 years
Expected volatility	168.2%
Fair value per whole warrant	$0.002

The remaining fair value of the warrants outstanding is $nil (September 30, 2010 - $7,812), which was allocated from the share capital increase recorded from the residual value of Peninsula's net book value assets (note 4)

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three and nine months ended June 30, 2011 and 2010

(Unaudited - expressed in Canadian dollars)

8. Share Capital (Continued)

d) Performance warrants

On April 6, 2010, the Company issued the equivalent of 10,150,000 performance warrants to officers of the Company.  These performance warrants have an equivalent exercise price of $0.207/share, a term of five years, are exercisable into one common share per performance warrant and vest in four equal increments with the initial increment occurring on a liquidity event for the Company.  The RTO was the initial liquidity event for the Performance Warrants, and the initial liquidity price was equal to $0.352, the Zodiac Exploration Inc. equivalent price ($0.51/1.45) of the subscription receipt financing (note 8(b)(iii)). The remaining warrants became exercisable in increments of 25% with each increase in the market price of the common shares of 33% from the original liquidity price, with 100% of the performance warrants being exercisable upon the achievement of a common share price equal to two times the initial liquidity price.  As at December 31, 2010, all performance warrants had vested.

The fair value of the performance warrants issued was estimated as at the grant date using the Black-Scholes option pricing model.  The compensation expense is being recognized over the then expected vesting term. The estimate of this expense is adjusted for subsequent changes in the expected or actual outcome of the vesting requirements and any changes to this expense are recorded in the period of the change.  The assumptions used in the calculation are noted below:

Risk-free interest rate	1.75%
Expected life	2.6 years
Expected volatility	75.4%
Fair value per whole warrant	$0.097

Compensation expense recognized for the three and nine months ended June 30, 2011 was $47,798 and $217,247, respectively, and has been recorded as a non-cash compensation expense. The total amount has been recorded with an offsetting credit to contributed surplus.  Since issuance, approximately 81% of the originally estimated fair value of the performance warrants has been recognized as compensation expense.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three and nine months ended June 30, 2011 and 2010

(Unaudited - expressed in Canadian dollars)

8. Share Capital (Continued)

e) Stock options outstanding

Zodiac Exploration Corp. warrant and option holders will continue to hold the original equity instruments until exercise, expiry, cancellation or forfeiture.  Upon exercise the warrants/options will be exchanged at the 1:1.45 ratio for Zodiac Exploration Inc. common shares, with the corresponding ratio applied to the exercise price.

Under the Company’s share option plan (the “Plan”), the number of common shares to be reserved and authorized for issuance pursuant to options granted under the Plan cannot exceed 10% of the total number of issued and outstanding common shares of the Company.   The 10% limit includes common shares reserved for issuance upon the exercise of the performance warrants (note 8(d)).  All currently issued options have terms of five years and vest within three years; the term, the vesting period and the price are determined at the discretion of the Board of Directors.  However, the maximum option term shall not exceed five years.

The following table summarizes information about the Company’s stock options outstanding at June 30, 2011, and for changes that occurred during the nine month period then ended:

			June 30, 2011
	Number of Options	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)
Balance, beginning of year	9,748,834	0.272	3.45
Granted	5,615,000	0.938	4.70
Forfeited	(948,334)	0.328	-
Exercised	(340,750)	0.295	-
Balance, end of period	14,074,750	0.534	3.92

As at June 30, 2011, the Company had 6,293,740 options granted but not yet vested.

The following table summarizes information about the Company’s stock options outstanding at September 30, 2010 (adjusted for exchange ratio, see above), and for changes that occurred during the nine month period then ended:

			September 30, 2010
	Equivalent Number of Options	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)
Balance, beginning of year	4,756,000	0.345	3.77
Granted	5,524,500	0.213	4.55
Forfeited	(459,163)	0.280	-
Exercised	(72,503)	0.345	-
Balance, end of period	9,748,834	0.273	4.18

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three and nine months ended June 30, 2011 and 2010

(Unaudited - expressed in Canadian dollars)

8. Share Capital (Continued)

f) Stock-based compensation

During the three and nine months ended June 30, 2011, the Company granted 4,125,000 and 5,615,000 options to officers, directors, employees and consultants (three and nine months ended June 30, 2010 – 3,639,500).  The terms of the grants are consistent with the Plan and options are exercisable at an weighted average price of $1.05 and $0.938, respectively, per option and expire five years after the grant date.  The fair value of the options granted is estimated as at the grant date using the Black-Scholes option pricing model.  The weighted average assumptions used in the calculation are noted below:

	2011	2010
Risk-free interest rate	1.98%	1.64%
Expected life	3 years	2.6 years
Expected volatility	71.11%	75.19%
Fair value per option	$0.449	$0.097

Compensation expense recognized for the three and nine months ended June 30, 2011 was $1,025,304 and $1,275,790, respectively (three and nine months ended June 30, 2010 - $265,510 and $367,762). Of the total compensation expense for the three and nine months ended June 30, 2011, $856,763 and $1,054,743 (three and nine months ended June 30, 2010 - $204,283 and $279,946) has been recorded as a stock-based compensation expense related to options issuances and $168,541 and $221,047 (three and nine months ended June 30, 2010 - $61,227 and $87,816) has been capitalized for options issued to consultants and employees directly involved in exploration activities. The total amount has been recorded with an offsetting credit to contributed surplus.

g) Per share data

Basic earnings per share are calculated based on the weighted average number of shares outstanding during the three and nine month periods ended June 30, 2011 of 335,491,316 and 324,931,023 (three and nine months ended June 30, 2010 – 166,020,793 and 121,116,046).  Weighted average number of shares and calculation of diluted loss per share have been restated for the prior year in accordance with reverse takeover accounting guidance. The treasury stock method is used for the calculation of diluted loss per share. Under this method, it is assumed that proceeds from the exercise of dilutive securities are used by the Company to repurchase Company shares at the average price during the period.  During the period, the Company did not have any dilutive securities outstanding. The issued and outstanding warrants, performance warrants and vested stock options of 38,945,706, 10,150,000 and 7,781,010, respectively, were not dilutive due to the Company’s loss position.

h) Capital management

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern, so that it can ultimately provide returns for shareholders and benefits for other stakeholders. The Company manages its common shares and warrants as capital.  As the Company is still in the development stage, its principal source of funds is from the issuance of common shares and warrants.  The Company’s ability to raise future capital through equity is subject to uncertainty and the inability to raise such capital may have an adverse impact over the Company’s ability to continue as a going concern.

As part of the capital management program the Company monitors its working capital ratio. The Company’s objective is to maintain a working capital ratio of greater than 1:1 defined as the ratio of current assets divided by current liabilities.  At June 30, 2011, the working capital ratio was 9.4:1 (September 30, 2010 – 27.7:1). The Board of Directors has not established quantitative return on capital criteria for management, but rather promotes prudent capital management.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three and nine months ended June 30, 2011 and 2010

(Unaudited - expressed in Canadian dollars)

9. Related Parties

Related party transactions during the three and nine month period ended June 30, 2011 not disclosed elsewhere in these consolidated financial statements are as follows:

a)

Aggregate management fees of $nil and $nil (June 30, 2010 – $55,000 and $384,646) were paid to officers of the Company and recorded in the consolidated statement of loss, comprehensive loss and deficit.  All officers of the Company became employees on May 1, 2010.

b)

Included in accounts payable as at June 30, 2011 was approximately $20,000 (September 30, 2010 - $nil) payable to directors and officers of the Company.

Transactions with related parties are recorded at the exchange amount, being the price agreed to between the parties.

10. Financial Instruments
a) Fair value measurement

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities.  The fair values of these financial instruments approximate their carrying values due to their short-term nature.

Effective December 31, 2009, the Company adopted the amendments to CICA Section 3862 “Financial Instruments – Disclosures”. These amendments require the Company to present information about financial instruments measured at fair value in accordance with a three level hierarchy. The hierarchy groups financial assets and liabilities at a fair value into three levels based on the significance of inputs used in measuring the fair values of the financial assets and liabilities. The fair value hierarchy has the following levels:

(i)

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

(ii)

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or  liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

(iii)

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement.

b) Credit risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its commercial obligations. The Company’s maximum credit risk exposure is limited to the carrying value of its accounts receivable and cash and cash equivalents. At June 30, 2011, the Company had accounts receivable of $921,447, which consisted primarily of joint interest billings receivable from partners. The Company’s cash and cash equivalents of $54,860,244 at June 30, 2011 consist of balances with a Canadian Chartered Bank and a US Chartered Bank. Management believes that the credit risk with respect to accounts receivables and cash and cash equivalents is not material.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three and nine months ended June 30, 2011 and 2010

(Unaudited - expressed in Canadian dollars)

10. Financial Instruments (Continued)

c) Commodity price risk

The Company’s operations are expected to eventually result in exposure to fluctuations in the prices of commodities including oil, natural gas and natural gas liquids.  At this time the Company does not have commercial levels of production and therefore there is no need for the Company to engage in commodity price risk management.  However, management continuously monitors commodity prices and will utilize or employ instruments to manage exposure to these risks when it deems necessary.

d) Interest rate risk

The Company has $nil short or long term interest bearing debt and therefore is only exposed to interest rate risk through its cash holdings.  The Company manages its exposure to interest rate risk by entering into term deposits with fixed interest rates.

e) Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company is based in Canada with its operations primarily in the United States.  Therefore a significant portion of its expenses are incurred in US dollars.  The Company does not hedge its exposure to fluctuations in the exchange rate.  Changes in exchange rates could have a material effect on the Company’s business including its intended capital plans, its financial condition and results of operations.

Certain of the Company’s financial instruments are exposed to fluctuations in the US dollar, including cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities. A hypothetical change of 10% to the foreign exchange rate between the US dollar and the Canadian dollar applied to the average level of US denominated cash and cash equivalents during the period ended June 30, 2011 would have had approximately a $2,200,000 impact on the Company’s after tax earnings for the period.

11. Commitments

a)

The Company holds an operating lease agreement for office space in Calgary, Alberta commencing on May 1, 2010 and ending on February 29, 2012. The annual basic rent obligation is $38,350, payable in monthly instalments of $3,195. In addition to the basic rent, additional rent is payable monthly, and includes the Company’s proportionate share of all operating costs and taxes.

b)

The Company holds an operating lease agreement for the lease of office space in Bakersfield, California commencing July 1, 2010 and ending on June 30, 2012. The annual basic rent obligation is US$37,155 per annum, payable in monthly instalments of US$3,096. In addition to the basic rent, additional rent is payable monthly, and includes the Company’s proportionate share of all operating costs and taxes.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three and nine months ended June 30, 2011 and 2010

(Unaudited - expressed in Canadian dollars)

12. Segmented information

The Company’s primary operations are limited to a single industry being the acquisition, exploration for, and development of petroleum and natural gas.  Geographical segmentation is as follows:

	Three months ended June 30, 2011 ($)
	Canada	United States	Total
Interest income	29,290	-	29,290
Depreciation and accretion	10,562	591	11,153
Net loss	(1,365,775)	(467,222)	(1,832,997)
Property and equipment	2,507,434	49,509,814	52,017,248
Total assets	56,873,612	51,159,132	108,032,744

	Nine months ended June 30, 2011 ($)
	Canada	United States	Total
Interest income	114,814	-	114,814
Depreciation and accretion	29,435	1,808	31,243
Net loss	(12,544,126)	(1,011,558)	(13,555,684)
Property and equipment	2,507,434	49,509,814	52,017,248
Total assets	56,873,612	51,159,132	108,032,744

	Three months ended June 30, 2010 ($)
	Canada	United States	Total
Interest income	5,202	-	5,202
Depreciation and accretion	10,743	238	10,981
Net loss	(804,409)	(102,605)	(907,014)
Property and equipment	9,820,480	8,363,612	18,184,092
Total assets	23,121,513	9,453,697	32,575,210

	Nine months ended June 30, 2010 ($)
	Canada	United States	Total
Interest income	6,666	-	6,666
Depreciation and accretion	27,076	238	27,314
Net loss	(1,728,007)	(353,348)	(2,081,355)
Property and equipment	9,820,480	8,363,612	18,184,092
Total assets	23,121,513	9,453,697	32,575,210